

Mail Stop 3561

December 3, 2008

Charles E. Hurwitz
Chairman of the Board and Chief Executive Officer
Maxxam Inc.
1330 Post Oak Blvd., Suite 2000
Houston, TX 77056

Re: **Maxxam Inc.**
           Form 10-K/A for the fiscal year ended December 31, 2007
           Filed April 30, 2008
           File No. 001-03924

Dear Mr. Hurwitz:

We have completed our review of your response to our comment letter dated October 30, 2008 and have no further comments at this time.

Sincerely,

Rolaine S. Bancroft
Special Counsel